SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2005 (July 25, 2005)

Commission File Number: 0-15850

ANSELL LIMITED

(Translation of registrant’s name into English)

Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

This Form 6-K contains forward-looking statements within the meaning of the Securities Exchange Act of 1934 as amended, and information that is based on management’s beliefs as well as assumptions made by and information currently available to management. When used in this Form 6-K, the words “anticipate,” “approach,” “begin,” believe,” “continue,” “expect,” “forecast,” “going forward,” “improved,” “likely,” “look forward,” “opportunity,” “outlook,” “plans,” “potential,” “proposal,” “should” and “would” and similar expressions are intended to identify forward-looking statements. These forward-looking statements necessarily make assumptions, some of which are inherently subject to uncertainties and contingencies that are beyond the Company’s control. Should one or more of these uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. Specifically, the ability of the Company to realize its ongoing commitment to increasing shareholder value through its ongoing restructuring, asset dispositions, strategic review and implementation, and cost cutting initiatives, may be affected by many factors including: uncertainties and contingencies such as economic conditions both in the world and in those areas where the Company has or will have substantial operations; foreign currency exchange rates; pricing pressures on products produced by its subsidiaries; growth prospects; positioning of its business segments; future productions output capacity; and the success of the Company’s business strategies, including further structural and operational changes, business dispositions, internal reorganizations, cost cutting, and consolidations.

NEWS RELEASE

Ansell Limited A.B.N. 89 004 085 330

Level 3, 678 Victoria Street
Richmond, Victoria 3121, Australia

GPO Box 772H Melbourne
Victoria 3001, Australia

Telephone (+613) 9270 7270
Facsimile (+613) 9270 7300
www.ansell.com

25 July 2005

ANSELL LIMITED APPOINTS NEW DIRECTOR

The Chairman of Ansell Limited, Dr Ed Tweddell, today announced the appointment to the Ansell Board of Mr Ronald J Bell with effect from 17 August 2005. Mr Bell will fill a vacancy that arises from the previously announced retirement of Michael J McConnell at this year’s Annual General Meeting, which will be held on 17 November. In accordance with the Company’s constitution Mr Bell will stand for election at the AGM.

Mr Bell has had over 30 years experience with the Kraft Foods group, and for the last five years as an executive, was President of Kraft Foods, Europe prior to his retirement. Mr Bell resides in the United Kingdom and is a Non-executive Director of Gallaher Group PLC.

In announcing Mr Bell’s appointment, Dr Tweddell said “The Ansell Board is delighted to have secured Ronnie Bell’s appointment. Ronnie is a very experienced international consumer industry executive with an extensive background in highly competitive global branded products.”

“Europe is a significant market for each of Ansell’s Professional Healthcare, Occupational Healthcare and Consumer Healthcare businesses. Ronnie is the first European-based director appointed to Ansell, and we look forward to the benefit that will be gained from his experience in Europe and in the broader international arena.”

Dr Tweddell also indicated that Ansell was further considering its Board structure having regard to succession planning and the company’s operational aspirations.

Ansell Limited will release its full-year results on 17 August 2005.

For further information:

Investors & Analysts

	USA	Australia

Dr E D Tweddell Tel: (618) 8398 8802 Fax: (618) 8388 1122	Rustom Jilla Chief Financial Officer Tel: (1732) 345 5359 Email: rjilla@ansell.com	David Graham General Manager – Finance & Treasury Tel: (613) 9270 7215 or (61) 0401 140 749 Email: dgraham@ap.ansell.com

Ansell Ltd is a global leader in healthcare barrier protective products and in 2005 celebrates 100 years in its field. With operations in the Americas, Europe and Asia, Ansell employs more than 11,000 people worldwide and holds leading positions in the natural latex and synthetic polymer glove and condom markets. Ansell operates in three main business segments: Occupational Healthcare, supplying hand protection to the industrial market; Professional Healthcare, supplying surgical and examination gloves to healthcare professionals; and Consumer Healthcare, supplying sexual health products and consumer hand protection. Information on Ansell and its products can be found at http://www.ansell.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANSELL LIMITED
(Registrant)

By:	/s/ DAVID M. GRAHAM
Name:	DAVID M. GRAHAM
Title:	GENERAL MANAGER – FINANCE & TREASURY

Date: July 25, 2005